                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):   / / Form 10-K  / / Form 20-F  / / Form 11-K  /X/ Form 10-QSB
               / / Form N-SAR

          For Period Ended:  September 30, 1995
          / / Transition Report on Form 10-K
          / / Transition Report on Form 20-F
          / / Transition Report on Form 11-K
          / / Transition Report on Form 10-Q
          / / Transition Report on Form N-SAR
          For the Transition Period Ended: ____________________________________

  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------

PART I -- REGISTRANT INFORMATION

Kleer-Vu Industries, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant

Not Applicable
--------------------------------------------------------------------------------
Former Name if Applicable

921 West Artesia Boulevard
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Compton, California 90220
--------------------------------------------------------------------------------
City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/  (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant was finalizing certain documents in connection with rransactions effective in the third quarter of fiscal year 1995. Accordingly, the Registrant was unable to complete the financial stataements and notes thereto to refelct such transactions in order for the Registrant to be able to file the Form 10-Q on or before November 14, 1995. It is anticaipated that the Form 10-Q will be completed and filed on or about November 16, 1995.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Brian E. Leneck                     1-800          926-2526
     ---------------------------------  -----------    -------------------------
              (Name)                    (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 /X/ Yes  / / No
     -----------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                    /X/ Yes  / / No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     See Rider A attached hereto
     -----------------------------------------------------------

                            Kleer-Vu Industries, Inc.
           ----------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 15, 1995                   By /s/ Brian E. Leneck
    -------------------------------        -------------------------------------


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                     RIDER A

                   KLEER-VU INDUSTRIES, INC. AND SUBSIDIARIES

                        Summary of Results of Operations
                     (In thousands Except Per Share Amounts)

                                                           Three Months Ended
                                                              September 30
                                                        ----------------------
                                                          1995           1994
                                                        --------       -------
Net Sales                                               $ 6,467        $ 7,201

Costs and Expenses                                      $ 8,356         $8,356

Net Loss                                                $(1,889)       $(1,949)

Net Loss Per Share                                        $(.71)         $(.81)

Weighted Average of Common Shares                     2,675,876      2,418,875


Sales for the third quarter in 1995 decreased by 10.2% from sales in the corresponding period in 1994. Declining growth in the retail sector as well as some price erosion for the Registrant's products were primarily responsible for lower sales revenues. Gross profit margins declined from 19% in the third quarter of 1994 to 9.6% in the same period in 1995 due to increased costs in raw materials and under utilization of the Company's manufacturing capacity due to reduced sales. Selling, general and administrative expenses increased from 24% of sales in the third quarter of 1994 to 30.9% of sales in the same period in 1995 due to marketing and product development costs incurred to support the introduction of the Company's Kodak photograph album line.